SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







                                  SCHEDULE 13G
                                 Amendment No. 1





             Information statement pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934



                         APPLIED VOICE TECHNOLOGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   0328M 10 5
                      (CUSIP Number of Class of Securities)









Check the following box if a fee is being paid with this statement.  |_|
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

---------------                                    ----------------------------

                              SCHEDULE 13G                    Page 2 of 6 Pages
CUSIP No.
03828M 10 5
---------------                                    ----------------------------
--------- ---------------------------------------------------------------------

1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard J. LaPorte
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
          Not applicable                                          (b)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
4

          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ---------------------------------------------------------------------
--------------------- -------- ------------------------------------------------
                      5        SOLE VOTING POWER

NUMBER OF                      284,408
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
SHARES                6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       0
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
EACH                  7        SOLE DISPOSITIVE POWER
REPORTING
PERSON                         284, 408
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
WITH                  8        SHARED DISPOSITIVE POWER

                               0
--------------------- -------- ------------------------------------------------
--------- ---------------------------------------------------------------------

9
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          284,408
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

10
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

11
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.98%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

12
          TYPE OF REPORTING PERSON*

          IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer.

         This Schedule 13G relates to Applied Voice Technology, Inc., a Washington corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

         The Company's principal executive offices are located at 11410 N.E. 122nd Way, Kirkland, Washington 98034.

Item 2(a).  Name of Person Filing.

         This Schedule 13G relates to Richard J. LaPorte.

Item 2(b).  Address of Principal Business Office.

         The business address of the reporting person is 11410 N.E. 122nd Way, Kirkland, Washington 98034.

Item 2(c).  Citizenship.

         Mr. LaPorte is a United States citizen.

Item 2(d).  Title of Class of Securities.

         This Schedule 13G relates to the Company's common stock, $.01 par value per share (the "Common Stock").

Item 2(e).  CUSIP Number.

         The CUSIP Number for the Company's Common Stock is 03828M 10 5.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

       (a) [ ]        Broker or dealer registered under Section 15 of the Act,

       (b) [ ]        Bank as defined in Section 3(a)(6) of the Act,

       (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

       (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

       (g) [ ]        Parent Holding Company, in accordance with Rule 13d-1(b)
                      (ii)(G),

       (h) [ ]        Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                    Not applicable.

Item 4.  Ownership.

         The following describes the ownership of Common Stock by Mr. LaPorte as of December 31, 1994:
         (a)      Amount beneficially owned:  284,4081
         (b)      Percent of class:  4.98%
         (c)      Number of shares as to which such person has:

                        (i)    Sole power to vote or direct the vote:  284,408

                       (ii)    Shared power to vote or to direct the vote:  0

                      (iii) Sole power to dispose or to direct the disposition of: 284,408

                       (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         Dated:   February __, 1997




                                                         /s/ Richard J. LaPorte




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         1 Includes  281,708  shares  issuable upon  exercise of employee  stock options which are currently exercisable or become exercisable within 60 days of December 31, 1996.